FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: November 5, 2013

Press Release November 5, 2013

VIRGINIA DISCOVERS A NEW GOLD-BEARING CORRIDOR AT WABAMISK

Virginia Mines Inc. (“Virginia”) is pleased to give an update on the results of the exploration campaigns carried out in the summer and fall of 2013 on its projects located in the James Bay region.

ANATACAU- WABAMISK

Virginia conducted surface exploration that included prospecting, mechanical stripping and geological mapping on its Anatacau-Wabamisk property located near the Opinaca Reservoir, in the James Bay territory of Quebec. The property consists of 1,211 designated claims covering a surface of 63,684 hectares split on two adjoining portions: the Anatacau portion, with 207 claims constituting the southeastern portion of the property, and the Wabamisk portion, with 1,004 claims forming the main part of the property. Virginia owns 100% of the Wabamisk portion while it has the option of acquiring IAMGOLD Corporation’s 100% interest in the Anatacau portion for a consideration consisting of $3 million in exploration work to be carried out before December 31, 2015 and a $25,000 payment, which was made upon signing of the agreement.

Surface work led to the discovery, near the end of the field campaign, of a new auriferous corridor at the western boundary of the Wabamisk grid, in the central portion of the property. This corridor is defined by a string of new gold showings stretching some 3.5 kilometres in a general ENE-WSW direction. This new structure is parallel to the auriferous corridor hosting the Mustang vein, but is located four kilometres further to the north, in the same sequence of folded sedimentary rocks. In general, the new gold showings consist of decimetric to metric quartz veins followed laterally over plurimetric distances within altered (actinolite-sericite-biotite-chlorite) and mineralized (arsenopyrite-pyrite and disseminated pyrrhotite) meta-wackes. The three most significant showings discovered along this corridor (Challenger, Interceptor and Trailblazer) revealed visible gold, sometimes in considerable quantities, and they were the object of mechanical stripping and channel sampling in the fall of 2013.

The Challenger showing consists of a decimetric quartz vein followed over 10 metres or so laterally and the structure containing the vein is visible over several tens of metres. The hosting meta-wacke is chlorite-actinolite-sericite altered with pyrrhotite and arsenopyrite disseminated in the footwalls. The auriferous veins, oriented at 255o with a steep dip, contain several tens of fine-to-medium-grained gold specks. Samples collected to characterize the vein graded between 2.34 and 278 g/t Au. Two channel samples on the vein and their immediate footwall yielded 1.47 g/t Au over 1.1 metres and 5.67 g/t Au over 1 metre. A halo of very anomalous gold-bearing values is developed over several metres across in the meta-wacke hosting the vein. This halo returned channel values of 0.25 g/t Au over 8 metres (open) and 0.35 g/t Au over 4 metres (open) with individual channel samples reaching 0.67 g/t Au over 1 metre.

The Interceptor showing is located 300 metres to the east of the Challenger showing, in its direct extension. Stripping exposed a quartz vein of up to 1.5 metres in thickness, which was followed over more than 20 metres laterally. The vein and its altered and mineralized envelope can reach up to 2.5 metres wide. Despite the presence of a few gold grains observed in the vein during channel sampling, the best result obtained was 2.48 g/t Au over 0.9 metres. However, two samples of a decimetric quartz vein located on an outcrop, situated about 30 metres or so to the east of the Interceptor showing, yielded values of 6.93 and 8.63 g/t Au, respectively.

The Trailblazer showing is located two kilometres further east, along the same gold-bearing structure. Stripping exposed a decimetric quartz vein, which is followed over tens of metres laterally. The vein’s immediate footwall is characterized by a strong biotite alteration as well as by a finely disseminated (1-5%) pyrrhotite mineralization forming, in general, a decimetric envelope. The vein contains several visible gold grains thus yielding high values varying from 29.7 g/t Au to 351 g/t Au in grab samples. The best channel result was however more modest with 3.85 g/t Au over 0.7 metres.

The other similar showings, discovered along the new gold-bearing structure, did not contain any visible gold and they yielded lower results that did not exceed 2.14 g/t Au in selected samples. The gold-bearing structure probably extends towards the west as a centimetric quartz vein, discovered in 2011 and located one kilometre west of the Challenger showing, graded up to 69.9 g/t Au in selected samples. Another comparable showing grading 24.4 g/t Au in selected samples was also discovered this year, about two kilometres south of the Challenger-Interceptor-Trailblazer structure, on the Anatacau portion of the property. The discovery of this showing and of a few less important showings in the same area could suggest the presence of a third gold-bearing corridor between the two main structures.

Assay results from the main showings discovered in the summer-fall 2013 campaign are reported in Table 1 and are illustrated in the surface plan.

Virginia is encouraged by the results of the 2013 field campaign. The auriferous quartz-vein network, which includes the Mustang vein, the Isabelle showing and several other already-known showings, continues to expand as evidenced with the recent discovery of several new auriferous quartz veins of same nature. Recent work led to a better structural understanding of this plurikilometric system. Indeed, it is increasingly becoming a fact that the location of the main auriferous quartz veins are controlled by structures generally ENE-WSW-oriented, parallel to major fold axis affecting the sequence of meta-wackes. To date, two main structures have been identified and additional work could result in confirming a third structure. These plurikilometric fertile corridors have been spot-tested and remain totally open laterally. In the next months, Virginia will interpret the results of a lithogeochemical sampling campaign (288 samples) and of a till survey (242 samples) carried out in the fall of 2013 over the entire property. Work should define several new interesting targets in addition to the ones already known in the Mustang area. A new diamond-drilling campaign is planned for the winter of 2014.

COULON

In the summer of 2013, Virginia conducted surface outcrop lithogeochemical sampling on 840 samples taken on its 100%-owned Coulon project. The property is located 15 kilometres north of the Fontanges airport, on the Quebec Middle-North Territory. It consists of 498 claims covering a surface of 24,767.12 hectares. This campaign aimed to better characterize the lithologies and surface alterations in order to identify new areas of interest and facilitate the modelling of the property.

At first, work confirms the continuity to the southwest of the fertile, felsic, volcanic sequence over several kilometres further its current interpreted limit. This fertile sequence now totals a surface of over 70 square kilometres, which compares favourably to the fertile volcanic sequences of the Rouyn-Noranda (60 km2) and Matagami (54 km2) mining camps. The lithogeochemical survey outlined many new sectors of hydrothermal alteration typical of VMS (sodium leaching and magnesium enrichment) specifically to the south and southwest of the Spirit area, to the south of the Tension showing as well as in the new portion of the fertile volcanic sequence defined to the southwest. These kilometric to plurikilometric sectors are little explored to date and have a huge potential for discovery of new massive sulphide lenses at shallow and moderate depths. The survey also confirmed the potential of already-known areas.

The interpretation of all results will be completed this fall and a new drilling program should follow in the winter of 2014.

ASHUANIPI

Exploration work including eight holes totalling 1,248 metres as well as prospecting and mechanical stripping was carried out in August 2013 on the Ashuanipi project. This property is located in the James Bay region, province of Quebec, more precisely in the southern part of the Caniapiscau Reservoir, about 180 kilometres to the northwest of the Fermont mining town. The property consists of 596 claims covering an area of 30,371.12 hectares. As per an agreement concluded in fiscal year 2012 with Anglo American plc (“Anglo American”), the Company transferred to the latter a 50% interest in the 596 mining claims forming the property. To maintain its 50% interest in the property, Anglo American must undertake $5 million in exploration work over a five-year period. Anglo American may, at its sole discretion, accelerate such funding. The Company is the operator.

Drilling tested at shallow depth the Falcon Nord, Falcon Sud and Eagle showings on the main grid of the southern block of the Ashuanipi project. Drilling yielded mixed results including best values of 0.76 g/t Au over 5.5 metres in the Eagle area, as well as 0.42 g/t Au, 6.1 g/t Ag and 0.71% Cu over 4 metres in the Falcon sector.

However, prospecting and mechanical stripping carried out simultaneously with drilling led to the discovery of an interesting alteration and mineralization system within a mafic to intermediary volcanic sequence on the northeastern grid also situated on the southern block. The mineralization consists of disseminated pyrrhotite-chalcopyrite (1-10% in general) and is associated with metric to plurimetric, calc-silicate (actinolite-biotite-quartz) alteration zones within mafic volcanics. Thus far, this kilometric system yielded several values anomalous in gold, copper and silver. The best value arises from a channel sample that returned 2 g/t Au, 10.9 g/t Ag and 1% Cu over 2 metres, including 3.12 g/t Au, 16 g/t Ag and 1.49% Cu over 1 metre. Comparable alteration zones, located one kilometre to the south in intermediary volcanics, returned values anomalous in zinc-silver, including 3.1 g/t Ag and 0.16% Zn over 16 metres, 0.10% Zn over 11 metres and 0.15% over 6 metres.

This new alteration and mineralization system is traced by trenching laterally over several kilometres and is associated with strong, kilometric IP anomalies. The system remains relatively unexplored.

*****

Work has been carried out by the personnel of Virginia Mines, under the supervision of Mr. Paul Archer, professional engineer geologist. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

QUALIY CONTROL

Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed at the ALS Chemex in Val-d’Or by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

ABOUT VIRGINIA

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.5 million as at August 31, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

TABLE 1

WABAMISK-ANATACAU
Challenger-Interceptor-Trailblazer gold trend 2013 assay results / Résultats d'analyses 2013 couloir aurifère Challenger-Interceptor-Trailblazer

Challenger showing/Indice Challenger
383682E, 5782428N
Grab samples/échantillons choisis de 278.0, 66.8, 4.28, 4.16, 3.99, 3.25 and/et 2.34
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2013TR039-R1 Wall rock / Éponte	0.0	8.0	8.0	0.25
WB2013TR039-R1 Vein / Veine	8.0	9.0	1.0	5.67
WB2013TR039-R2 Wall rock / Éponte	0.0	4.0	4.0	0.35
WB2013TR039-R5 Wall rock + vein / Éponte + veine	0.0	1.1	1.1	1.47

Interceptor showing/Indice Interceptor
383970E, 5782470N
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2013TR040-R4	0.0	0.9	0.9	2.48

Trailblazer showing/Indice Trailblazer
386040E, 5782450N
Grab samples/échantillons choisis de 351, 169.5 and/et 29.7 g/t Au
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2013TR035-R3	1.0	2.7	1.7	1.98
including/incluant	2.0	2.7	0.7	3.85
WB2013TR035-R4	0.0	4.0	4.0	0.9

Other samples/Autres échantillons ≥ 1.0 g/t Au
Outcrop	East/Est	North/Nord	Sample/Échantillon	Au g/t
AN2013JFD-165	385149	5779866	360959	24.4
WB2013ARL-093	384007	5782481	362967	8.63
WB2013ARL-093	384010	5782483	362968	6.93
WB2013ARL-019	387164	5782571	360277	1.78
AN2013JFD-021	387169	5779394	359625	1.74
AN2013JFD-151	385663	5777711	361233	1.49

Réservoir
Opinaca
Reservoir
Challenger
Interceptor
Trailblazer
Ross
69,9
3,5 km
Couloir aurifère 2013 - 2013 gold corridor
Couloir aurifère Mustang - Mustang gold corridor
12,0 km
Mustang
Wabamisk
Anatacau
2 km
1,61
3,25
3,99
8,63
6,93
2,14
4,28
278
4,16
66,8
29,7
1,775
24,4
1,735
1,49
Indices d'or 2013 /
2013 gold showings
(> 1.0 g/t Au)
Indices d'or antérieurs à 2013 /
Gold showings prior to 2013
(> 1.0 g/t Au)